U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the month of November 2004

Comission File Number 32297

CPFL Energy Incorporated
(Translation of registrant's name into English)

Rua Ramos Batista, 444, 13° andar
CEP 04552-020 São Paulo, São Paulo
Federative Republic of Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

REVISED TERMS OF THE PROPOSED MERGER OF DRAFT I PARTICIPAÇÕES INTO CPFL PIRATININGA

CPFL Energia S.A. ("CPFL Energia"), a Brazilian holding company that, through its subsidiaries, distributes, generates and commercializes electricity in Brazil, and Companhia Paulista de Força e Luz ("CPFL Paulista"), indirect and direct controlling shareholders of Companhia Piratininga de Força e Luz ("CPFL Piratininga"), respectively, plan to submit for approval at the General Shareholders Meetings of CPFL Piratininga and DRAFT I Participações S. A. ("Draft I") revised terms for the proposed merger of Draft I into CPFL Piratininga. The revised terms reflect the effects of the downward revision in CPFL Piratininga's tariff structure in connection with an official tariff revision process conducted by the Brazilian Electric Energy Agency ("ANEEL"), as first disclosed in the report on Form 6-K furnished to the United States Securities and Exchange Commission (the "SEC") on October 29, 2004. Draft I currently holds 97.41% of the capital stock of CPFL Piratininga. The proposed merger will streamline CPFL Energia's corporate structure and capture tax benefits. The principal, revised terms of the proposed merger are described below:

  The Merger will be effective as of November 30, 2004 (the "Date of Merger");
  Total net assets of Draft I are valued at R$716,317,456.71, of which R$191,743,376.06 corresponds to the amount of Draft I's equity stake in CPFL Piratininga. The net assets of Draft I were appraised by Deloitte Touche Tohmatsu Auditores Independentes S/C on the basis of their book value on September 30, 2004 ;
  In accordance with Brazilian regulations, only 34% of the R$373,987,838.62 of total goodwill recorded in Draft I, which resulted from its acquisition of Piratininga, can be recognized after the merger. This amount is related to tax benefits, as described below.
  As a result of the Merger, the shares comprising the capital stock of DRAFT I will be extinguished. The shareholders' equity of CPFL Piratininga will increase by R$277,742,107.16 which represents the net assets of Draft I, excluding the value of Draft I's equity stake in CPFL Piratininga and the value of the goodwill that CPFL Piratininga cannot recognize (R$246,831,973.49). The increase in shareholders' equity is comprised of (1) an increase of R$150,586,242.03 in capital stock and (2) a tax benefit of R$127,155,865.13 resulting from goodwill, to be placed in a capital reserve account. The capital increase will not change the number of oustanding shares of CPFL Piratininga. After the Merger, the common and preferred shares of CPFL Piratininga previously held by DRAFT I will be attributed to CPFL Paulista;
  The merger proposal was approved by the Executive Officers of Draft I and by the Board of Directors of CPFL Piratininga as well as the National Electric Energy Agency in Brazil ( Agência Nacional de Energia Elétrica ), or ANEEL; and
  Costs of the merger are estimated at R$200,000.00, including legal and financial fees, appraisals, registration and the publication costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2004

CPFL ENERGIA S.A.

By: /s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
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Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.